Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “Management’s Discussion and Analysis”) is designed to provide you with a narrative explanation of the financial condition and results of operations of Masonglory Limited as of September 30, 2025. Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Masonglory Limited and its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements information as of and for the six-month period ended September 30, 2025. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on July 30, 2025.

Our unaudited condensed consolidated interim financial statements were prepared in accordance with U.S. GAAP. The Company’s functional currency is the Hong Kong dollars, and its financial statements are presented in U.S. dollars. “HK$” refers to the legal currency of Hong Kong and “US$” or “U.S. Dollars” refers to the legal currency of the United States. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this Management’s Discussion and Analysis, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s ability to retain and increase the number of its customers; competition in the wet trades industry; changes in the Company’s revenues, costs or expenditures; and elsewhere generally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this Management’s Discussion and Analysis is as of the date of furnishing of this Management’s Discussion and Analysis, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions.

Critical accounting policy is both material to the presentation of financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Critical accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Please refer to the Note 2 to the Condensed Consolidated Financial Statements for the details of significant accounting policies.

RESULTS OF OPERATIONS

Six months ended September 30, 2025, compared to six months ended September 30, 2024

The following table sets forth a summary of the condensed consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended September 30,
	2025	2024	Change
	US$	US$	%
	(unaudited)	(unaudited)
Revenues	9,396,001	11,613,852	(19.1)
Cost of revenue	(8,943,404)	(10,645,525)	(16.0)
Gross profit	452,597	968,327	(53.3)

Operating expenses:
Administrative expenses	(322,260)	(102,822)	213.4
Total operating expenses	(322,260)	(102,822)	213.4

Other income
Other income	21,832	1,525	1,331.6
Total other income, net	21,832	1,525	1,331.6

Income from operations and before tax expenses	152,169	867,030	(82.4)
Income tax expense	(5,389)	(123,290)	(95.6)
Net income	146,780	743,740	(80.3)

Revenue

Our revenue decreased from USD11,613,852 for the six months ended September 30, 2024 to USD9,396,001 for the six ended September 30, 2025, representing a decrease of approximately USD2,217,851 or 19.1%. The decrease in our revenue was mainly driven by the decreased volume of work performed by us in our existing projects in which most of the work was performed during year ended March 31, 2025.

The following table sets forth the breakdown of our revenue by sector for the six months ended September 30, 2025 and 2024, respectively:

	For the six months ended September 30,
	2025	2024
	US$	US$
	(unaudited)	(unaudited)
Revenues
Public Sector	2,200,004	6,966,445
Private Sector	7,195,997	4,647,407
Total Revenue	9,396,001	11,613,852

Cost of Revenue

Our cost of services mainly comprised subcontracting fees, cost of materials and toolings, direct labour costs and overhead costs. A breakdown of our cost of revenue for the six months ended September 30, 2025 and 2024 are as follows:

	For the six months ended September 30,
	2025	2024
	US$	US$
	(unaudited)	(unaudited)
Cost of revenue
Subcontracting costs	5,783,718	9,131,838
Material costs	2,907,694	1,144,103
Direct labor costs	155,000	153,846
Depreciation	-	1,383
Overhead costs	96,992	214,355
Total cost of revenue	8,943,404	10,645,525

Our cost of services decreased from USD10,645,525 for the six months ended September 30, 2024 to USD8,943,404 for the six months ended September 30, 2025, representing a decrease of approximately USD1,702,121 or 16.0%. The decrease was generally in line with the decrease in revenue while the decrease in subcontracting costs and overhead costs for the six months ended September 30, 2025 was mainly attributable to the decrease in the amount of works performed by us in our existing projects during the six months ended September 30, 2025.

Gross profit and gross profit margin

Our gross profit decreased by 53.3% to UD452,597 for the six months ended September 30, 2025, from USD968,327 for the six months ended September 30, 2024. Our gross profit margin decreased to 4.8% for the six months ended September 30, 2025, from 8.3% for the six months ended September 30, 2024. The decrease in gross profit margin could be attributed to (a) additional work has been necessitated with variation orders for certain projects, but the amounts of these variation orders are still under negotiation with the relevant customer; and (b) unexpected delays in site instructions have led to cost overruns during the six months ended September 30, 2025 and additional work being required to meet project specifications.

Other income

Our other income mainly represents bank interest income and exchange gain. The following table sets forth a breakdown of other income:

	For the six months ended September 30,
	2025	2024
	US$	US$
	(unaudited)	(unaudited)

Bank interest income	392	1,525
Exchange gain	21,440	-
Total	21,832	1,525

Our other income increased by 1,331.6% from USD1,525 for the six months ended September 30, 2024 to USD21,832 for the six months ended September 30, 2025. Such increase was primarily attributable to the increase in exchange gain.

Administrative expenses

Administrative expenses increased by 213.4% from USD102,822 for the six months ended September 30, 2024 to USD322,260 for the six months ended September 30, 2025. The increase was mainly due to increase in legal and professional fees and expected credit loss.

Income tax expenses

We are not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our Operating Subsidiary, Masontech Limited, is subject to Hong Kong profits tax. Our income tax expense decreased by USD117,901 from USD123,290 for the six months ended September 30, 2024 to US$5,389 for the six months ended September 30, 2025, primarily attributable to a decrease in our assessable profits. Our applicable income tax rate for the six months ended September 30, 2024 and 2025, being tax charged for the period divided by profits before taxation, was 8.25% and 16.5% respectively.

Net income and total comprehensive income

As a result of the forgoing, we reported a net income and total comprehensive income of USD146,780 for the six months ended September 30, 2025, as compared to USD743,740 for the six months ended September 30, 2024, a decrease of USD596,960, or 80.3%. Such decrease was mainly attributable to the decrease in revenue, gross profit and gross profit margin, and increase in administrative expenses for the six months ended September 30, 2025.

LIQUIDITY AND CAPITAL RESOURCES

Six months ended September 30, 2025, compared to six months ended September 30, 2024

Cash flows

Our use of cash was primarily related to the payment of staff costs and various operating expenses. We have historically financed our operations primarily through cash generated from our wet trades works operations.

We believe that our existing cash at banks, anticipated cash raised from financing, and anticipated cash flow from operations, together with the net proceeds from the IPO, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this report. We use portion of the net proceeds from this offering to fund our operations over the next 12 months. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash at banks we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	For the six months ended September 30,
	2025	2024
	US$	US$
	(unaudited)	(unaudited)
Cash at banks at the beginning of the period	2,365,532	189,474
Net cash (used in) generated from operating activities	(2,088,955)	1,698,635
Cash used in investing activity	(1,972,307)	-
Net cash generated from (used in) financing activities	3,582,071	(1,362,001)
Cash at banks at the end of the period	1,886,341	526,108

Operating activities

Our cash inflow from operating activities was principally from receipt of progress payments from customers. Our cash outflows from operating activities were principally due to the payments for purchase of materials from suppliers, subcontracting fees, staff costs, and administrative and other operating expenses.

We recorded a net cash used in operating activities of USD2,088,955 for the six months ended September 30, 2025 as compared to net cash generated from operating activities of USD1,698,635 for the six months ended September 30, 2024. Such change was attributable primarily to the movements in the following working capital items:

(i)	change in accounts receivable, which resulted in a cash outflow of USD332,091 for the six months ended September 30, 2025 as compared to a cash inflow of USD2,074,976 for the same period of 2024.

(ii)	change in contract assets, which resulted in a cash outflow of USD2,857,207 for the six months ended September 30, 2025 as compared to a cash outflow of USD573,763 for the same period of 2024.

(iii)	change in deposits and prepayments, which resulted in a cash outflow of USD940,384 for the six months ended September 30, 2025 as compared to a cash outflow of USD2,179 for the same period of 2024.

(iv)	change in accounts payable, which resulted in a cash inflow of USD969,868 for the six months ended September 30, 2025 as compared to a cash outflow of USD752,429 for the same period of 2024.

(v)	change in contract liabilities, which resulted in a cash inflow of USD871,827 for the six months ended September 30, 2025 as compared to a cash inflow of nil for the same period of 2024.

Please refer to the paragraph headed “Current assets and current liabilities” for discussion on the changes in the working capital items below.

Investing Activity

For the six months ended September 30, 2025, cash used in investing activity was USD1,972,307. Investing cash outflow consisted primarily of acquisitions of machineries and equipment of USD1,972,307.

Financing Activities

For the six months ended September 30, 2025, net cash generated from financing activities was USD3,582,071. Financing cash inflow consisted primarily of (i) issue of ordinary shares of USD6,900,000; (ii) payment of deferred offering costs of USD1,342,312; and (iii) repayment to directors of USD1,975,617.

Capital Expenditures

Other than acquisitions of machineries and equipment of USD1,972,307, we did not incur any significant capital expenditure for the six months ended September 30, 2025 and 2024.

Off-Balance Sheet Arrangements

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

CURRENT ASSETS AND CURRENT LIABILITIES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of September 30, 2025	As of March 31, 2025
	US$	US$
	(unaudited)	(audited)
CURRENT ASSETS
Cash at banks	1,886,341	2,365,532
Accounts receivable, net	1,740,270	1,411,316
Contract assets	5,088,739	2,295,062
Deferred offering costs	-	463,529
Deposits and prepayments	211,564	2,590
Total current assets	8,926,914	6,538,029

CURRENT LIABILITIES
Accounts payable	1,383,360	413,492
Contract liabilities	871,827	-
Due to directors	-	1,975,617
Accrued expenses	241,946	261,750
Income tax payable	455,947	439,706
Total current liabilities	2,953,080	3,090,565
NET CURRENT ASSETS	5,973,834	3,447,464

Accounts receivables

Accounts receivables represented receivables from our customers arising from our contract work. We generally grant our customers a credit period of 30 days, depending on their reputation and transaction history. As of September 30, 2025, our accounts receivable increased by USD328,954 from USD1,411,316 as of March 31, 2025 to USD1,740,270 as of September 30, 2025, which is due primarily to our customers’ settlement of our invoices.

Contract assets

Contract assets represented our rights to considerations from customers for the provision of services, which arise when: (i) we completed the relevant services under such contracts; or (ii) our customers withhold certain amounts payable to our Group as retention money to secure the due performance of the contracts for a period of generally 12 months (defects liability period) after completion of the relevant works. Any amount previously recognised as a contract asset is reclassified to trade receivables at the point at which it becomes unconditional. Our contract assets increased by USD2,793,677from USD2,295,062 as of March 31, 2025 to USD5,088,739 as of September 30, 2025. The upward trend in our contract assets is attributable to the increase in our contract receivable and retention receivable.

Deposits and prepayments

Our deposits consist of deposits paid for the application of the Construction Innovation and Technology Fund (CITF). Our prepayments consist of prepayments of legal and professional fees.

Accounts payables and accruals

The following table sets forth a breakdown of our accounts payables and accruals as of the dates indicated:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Accounts payables
Materials and tools	235,800	82,994
Subcontracting fee	1,147,560	330,498
	1,383,360	413,492
Accruals
Audit fee	-	140,000
Staff costs	45,536	41,684
Other professional fee	196,410	80,066
	241,946	261,750
Total	1,625,306	675,242

Our accounts payable primarily represent amounts payable to our suppliers of materials and subcontractors. As of September 30, 2025, our accounts payable increased by US969,868 from USD413,492 as of March 31, 2025 to USD1,383,360 as of September 30, 2025. The increase in our accounts payable was due mainly to the timing difference of settlement as at the end of each reporting period.

Our accruals primarily consisted of accrued audit fee, staff salaries and retirement benefits expenses and other professional fee. As of September 30, 2025, our accruals decreased by USD19,804 from USD261,750 as of March 31, 2025 to USD241,946 as of September 30, 2025, which was mainly due to the increase in accrued other professional fee.

Amounts due to directors

The following table summarizes amounts due to directors:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
Name	(unaudited)	(audited)
Mr. Tse Shing Fung	-	987,809
Mr. Tse Tsz Tun	-	987,808
Total	-	1,975,617

Our amount due to directors is non-trade in nature, unsecured, repayable on demand and non-interest bearing. During the six months ended September 30, 2025, we have fully repaid amounts due to our directors.